TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

August 15, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4501

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements and Management Discussion and Analysis for the three months ended June 30th, 2005 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: Shereen Dorey

/sd

Encl.

TRI-VISIONAL INTERNATIONAL LTD/LTEE

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS PERIOD ENDED JUNE 30, 2005

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion, which has been prepared as of July 27, 2005 should be read in conjunction with the unaudited consolidated financial statements and notes thereto for three month ended June 30, 2005 and Management's Discussion & Analysis (MD & A) for the fiscal year ended March 31, 2005 contained in the Company's Annual Report.

Additional information relating to Tri-Vision International Ltd. /Ltée, including our Annual Information Form, can be found on **SEDAR at www.sedar.com**.

All dollar amounts are in Canadian Dollars.

BUSINESS OVERVIEW:

We are continuing to focus our efforts on increasing our licensing revenue of the V-Chip in the United States. The recent steps taken by the Advance Television Standards Committee ("ATSC") of the Consumer Electronics Association in the United States are supportive of rapid transition to digital television ("DTV"). Management believes that this transition to digital television will provide significantly increased demand for Tri-Vision's V-Chip technology and we anticipate that this will play a significant role in enhancing the revenue capability of the Company.

We intend to pursue a variety of marketing programs to enhance our visibility in the CATV marketplace.

(In thousands of Cdn. dollars, except per share information)

		For three months ended June 30	
		2005	**2004**
Revenues		$2,078	$2,372
Gross profit		$601	$975
Gross profit %		28.9%	41.1 %
EBITDA		$273	$ 750
EBITDA %		13.1%	31.62 %
Net Income / (loss)		($96)	$ 295
Net income/ (loss) %		(4.6%)	12.45 %
Per share information			
EBITDA		$0.005	$ 0.14
Net (loss) income		($0.002)	$ 0.005
Weighted average shares outstanding (in thousands)	- basic	56,030	53,830
	- diluted *	56,030	54,912

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding has therefore been used in the computation of the diluted per share amount.

Operating Results for the quarter ended June 30, 2005 compared to 2004

Revenue

Revenue for the quarter ended June 30, 2005 decreased by 12.4% to $2,078,000 compared to $2,372,000 reported in the corresponding period last year. Royalty revenues were lower in the quarter as compared to the corresponding quarter last year. Of the total revenues for the quarter, $450,000 related to V-Chip licensing, as compared to $759,000 in the corresponding quarter last year. The primary reason for the decline was the winding down by V-Chip licensees of low priced analog television production and the ramping up of DTV manufacturing which provides higher revenues despite initially lower per unit sales. Tri-Vision revenues, which are fixed per unit, suffered as a result. Less than 10% of all DTV products sold to date (since the DTV transition began) include the over-the-air (OTA) digital tuners which are a necessary component to the FCC mandated upgradeability or open V-Chip that is the primary basis of Tri-Vision's United States Patent licensing expectations. The FCC has mandated that all OTA digital receiver products must include open V-Chip technology no later than March 15, 2006. As of July 1, 2005 all digital televisions with display greater than 36 inches, as well as 50% of digital televisions between 25 inches and 36 inches, must include OTA digital tuners. In addition the FCC recently mandated that all digital televisions between 25 inches and 36 inches must include OTA digital tuners by March 1, 2006 and have proposed that all digital receiver products include OTA digital tuners by December 31, 2006.

Gross profit margin

The Company's gross profit margin decreased to 28.9% for the quarter ended June 30, 2005 compared to 41.12% in the corresponding period last year due to significantly lower high-margin licensing revenue.

Research and development costs

Net research and development expenses were $185,000 for the quarter ended June 30, 2005 as compared to $221,000 in the corresponding period last year. The focus of the current year's expenditures was on the development of a non temperable electronic power meter for use in Cánada. It is anticipated that this product will be available for commercial sale in third quarter of fiscal 2006.

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all US denominated receipts to fund US denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies during the year.

Selling, general & administrative expenses

Selling, general & administrative expenses were $553,000 for the quarter ended June 30, 2005 compared to $486,000 in the corresponding period last year The increase is mainly due to higher legal, technical & consulting and trade show expenses.

Net (loss) income

Net loss after taxes was $95,855 ($0.002 per share) for the quarter ended June 30, 2005 compared to net income of $295,000 ($0.005 per share) in the corresponding period last year. The net loss is attributable to lower royalty revenue as compared to the corresponding prior period.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the quarter ended June 30, 2005 was $273,000 ($0.005 per share) compared to $750,000 ($0.014 per share) in the corresponding period last year.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Income taxes

We have accumulated tax losses which are available to reduce our future taxable income. Our tax benefits have not been recognized as we have fully provided for them by a valuation allowance.

Working capital

Working capital ratios at June 30, 2005 and 2004 were 10.9:1 and 8.00, respectively. Working capital increased in current period compared to the corresponding previous period. Net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities

The Company had a net unrestricted cash balance and interest bearing deposits of $5,517,000 as at June 30, 2005 compared to $5,218,000 as at March 31, 2005. Cash flow from operating activities for the quarter ended June 30, 2005 was $724,000 compared to $1,548,000 in corresponding period last year due to operating loss.

The cash & cash equivalent is $3,517,000 as at June 30, 2005 as compared to $5,998,000 in the corresponding period last year. The decrease in the amount of $ 2,481,000 includes $2,000,000 invested in interest bearing deposit, which has been shown separately on the balance sheet.

Investing activities

An amount of $2,000,000 was received on maturity of interest bearing deposits, and $379,000 was used for restricted term deposits and $15,000 for capital assets in the quarter ended June 30, 2005 as compared to $627,000 for restricted term deposits and 29,000 for capital assets in the corresponding period last year. This resulted in the Company generating a total of $1,605,000 in investing activities in the quarter ended June 30, 2005 as compared to a use of $655,000 in the corresponding period last year.

Financing activities

During quarter ended June 30, 2005, $31,000 was used for the repayment of mortgage as compared to $30,000 in the corresponding period last year.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2006 fiscal year.

The Company has borrowing facilities of $2,000,000 from Royal Bank of Canada. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, provision for legal costs, future income taxes and litigation.

Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-Chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current period.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 9 to the unaudited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 9 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

At June 30, 2005, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these unaudited consolidated financial statements, an estimate of the revenues and damages was not determinable and consequently, no amounts have been recorded in these unaudited consolidated financial statements.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R & D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US $1,958,000 collateralized by the same amount of restricted term deposits. The contingent obligation has been disclosed in note 17.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,440 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the licensed technology. Further details are disclosed in Note 18.

RELATED PARTY TRANSACTIONS:

1. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.

2. During quarter ended June 30, 2005, the Company paid one of its directors $22,500 (2004 – $15,000) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2004 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing while at the same time directing its future focus on exporting new technologies, primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Recent steps taken by the ATSC are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital television will provide greater support for, and an easier route to, the introduction of Tri-Vision's V-Chip technology into all television sets sold in the U.S. (13 inches or larger).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended June 30, 2005. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in the Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Four quarters Ended June 30, 2005 (Unaudited)

(In thousands of CDN dollars except per share data)	September 30 $	December 31 $	March 31 $	June 30 $
Total Revenue	2,363	1,393	1,717	2,078
Net income (loss)	125	(654)	(981)	(96)
Income (loss) per share:				
Basic	0.002	(0.012)	(0.018)	(0.002)
Diluted*	0.002	(0.012)	(0.018)	(0.002)
Weighted average number of shares outstanding (000's)				
Basic	53,830	54,100	54,576	56,030
Diluted*	55,351	55,640	55,652	56,030

For the Four quarters Ended June 30, 2004 (Unaudited)

(In thousands of CDN dollars except per share data)	September 30 $	December 31 $	March 31 $	June 30 $
Total Revenue	2,412	1,738	5,094	2,372
Net income (loss)	350	6	1,052	295
Income (loss) per share:				
Basic	0.007	0.001	0.020	0.005
Diluted*	0.006	0.001	0.019	0.005
Weighted average number of shares outstanding (000's)				
Basic	53,778	53,795	53,804	53,830
Diluted*	54,632	55,031	55,415	54,912

* In periods of net loss, including potential common shares in the computation of the diluted per share amount would have anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used in the computation of the diluted per share amount.

DISCLOSURE OF OUTSTANDING SHARE DATA

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	56,030,313	N/A
Stock Options	668,065	668,065
Total (maximum number of common shares – fully diluted)		56,698,378

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at June 30 2005 $	As at March 31 2005 $
CURRENT			
Cash and cash equivalents		3,516,557	1,218,147
Interest bearing deposits		2,000,000	4,000,000
Accounts receivables	14, 19	1,422,650	2,037,634
Inventories	4	1,075,416	1,069,520
Prepaid expenses		86,376	99,721
Taxes recoverable		38,490	217,309
		8,139,489	8,642,331
Restricted term deposits	3	2,400,430	2,021,086
Deferred development costs	5	1,921,824	2,018,604
Capital assets, net	6	2,240,854	2,250,151
V-Chip license and Patents, net	7	9,066,578	9,298,991
		23,769,175	24,231,163

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		322,140	591,530
Customers' deposits		111,288	201,708
Government grants payable – current portion	12	187,533	162,600
Mortgage payable – current portion	14	126,366	124,722
		747,327	1,080,560
Government grants payable	12	205,578	230,511
Mortgage payable	13	952,101	984,818
		1,157,679	1,215,329
Contingencies and commitments	17		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus		279,210	254,460
Deficit		(12,874,777)	(12,778,922)
		21,864,169	21,935,274
		23,769175	24,231,163

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended June 30 2005 $	For three months ended June 30 2004 $
Revenue	10	2,077,729	2,371,602
Cost of sales	7	(1,476,266)	(1,396,345)
Gross profit		601,463	975,257
Selling, general and administrative expenses		553,443	485,775
Research and development	11	185,554	221,578
		738,997	707,353
(Loss)/Income before interest, foreign exchange gain (loss) and income taxes		(137,534)	267,904
Interest income		39,364	26,571
Mortgage Interest	13	(9,145)	(11,535)
Foreign exchange gain (loss)		56,460	87,305
(Loss)/income before income taxes		(50,855)	370,245
Provision for current income taxes	15	45,000	75,000
Net (loss)/income		(95,855)	295,245
Deficit, beginning of period		(12,874,777)	(11,563,590)
Deficit, end of the period		(12,885,194)	(11,268,345)
Net (loss)/income per share	18	(0.002)	0.005
Net (loss) income per share – diluted	18	(0.002)	0.005

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended June 30 2005 $	For three months ended June 30 2004 $
OPERATING ACTIVITIES:			
Net (loss) income		(95,855)	294,245
Add charges to operations not involving cash			
Compensation expense for			
Options granted to service providers		24,750	8,000
Amortization of capital assets		25,287	24,634
Amortization of deferred development costs		96,780	138,420
Amortization of V-Chip license and patent		231,900	231,900
		282,862	698,199
Changes in non-cash working capital balance related to operations			
Account receivable		614,984	890,956
Inventories		(5,896)	193,984
Prepaid expenses		13,345	(7,073)
Accounts payable and accrued liabilities		(269,390)	(228,125)
Taxes payable (recoverable)		178,819	-
Customers' deposits		(90,420)	(11,618)
Cash flow provided by operating activities		724,304	1,548,034
INVESTING ACTIVITIES			
Interest bearing deposits		2,000,000	-
Restricted term deposits		(379,344)	(626,630)
Additions to capital assets		(15,477)	(28,646)
Cash flow provided by (used in) investing activities		1,605,179	(655,276)
FINANCING ACTIVITIES			
Repayment of mortgage payable		(31,073)	(29,774)
Cash flow used in financing activities		(31,073)	(29,774)
Net increase in cash, cash equivalents and restricted cash equivalents during the period		2,298,410	862,984
Cash, cash equivalents and restricted cash equivalents, beginning of period		1,218,147	5,134,724
Cash, cash equivalents and restricted cash equivalents end of period		3,516,557	5,997,708
Cash and cash equivalents is comprised of:			
Cash and cash equivalents		3,516,557	5,611,919
Restricted cash equivalents		-	385,789
Cash and cash equivalents		3,516,557	5,997,708

See notes to the consolidated financial statements

1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

First Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:.

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net income (loss) per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2005. Restricted term deposits of $2,400,429 at June 30, 2005 mature at various dates ranging from August 8, 2005 tó December 16, 2005. Although the restricted funds mature and the letter of credit expires, within one year after June 30, 2005, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17).

4. I NVENTORIES:

Inventories consist of the following:	June 30 2005 $	March-31 2005 $
Raw materials (converters and equipment)	244,878	228,546
Raw materials (parts and supplies)	379,641	425,151
Finished goods (converters and transmitters)	231,960	213,857
Finished goods (cable equipment)	218,937	201,966
	1,075,416	1,069,520

5 DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	June-30 2005 $	March-31 2005 $
Balance, beginning of period	2,018,604	2,879,168
Less amortization for the period (note 11)	(96,780)	(860,564)
Balance, end of period	1,921,824	2,018,604

The Company is continually assessing the viability of its projects under development. In quarter ending June 30 2005, as a result of this review, the Company increased its amortization by nil (June 30, 2004–$nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	June-30 2005 $	March-31 2005 $
Ongoing Projects:		
Electronic power meter	134,729	134,729
	134,729	134,729
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,141,591	2,141,591
	7,078,571	7,078,571
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(5,319,832)	(5,223,052)
	1,921,824	2,018,604

6. CAPITAL ASSETS (Notes 13 and 14):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value June 30-2005 $	Cost $	Accumulated amortization $	Net book value March 31-2005 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	65,848	1,025,169	1,091,017	55,493	1,035,524
Moulds	236,220	236,220	-	236,220	236,220	-
Equipment	639,835	374,945	264,890	624,898	361,119	263,779
Tools & dies	231,303	231,303	-	231,303	231,303	-
Furniture and fixtures	55,964	44,169	11,795	55,425	43,577	11,848
Systems & software	86,033	86,033	-	86,033	86,033	-
	3,279,372	1,038,518	2,240,854	3,263,896	1,013,745	2,250,151

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost	Accumulated amortization	Net book value June 30-2005	Cost	Accumulated amortization	Net book value March 31-2005
	$	$	$	$	$	$
V-Chip license	15,290,000	6245,500	9,044,500	15,290,000	6,0136,600	9,276,400
Patents	34,915	12,837	22,078	34,915	12,324	22,591
	15,324,915	6,258,337	9,066,578	15,324,915	6,025,924	9,298,991

The amortization of the V-Chip license and patents in the amount of $232,413 (2004 - $231,900) is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES

At June 30, 2005, the Company had available a bank overdraft facility in the amount of $2,000,000 (2004 - $1,000,000) of which up to U.S. $300,000 (2004 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2004 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.25% plus 0.5% per annum as at June 30, 2005 (2004 – 3.75% plus 1% per annum). Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate 6.75% plus 0.5% per annum as at June 30, 2005 (2004 – 4.75% plus 1% per annum). Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At June30, 2005, the Company also had available a separate cash secured letter of credit facility in the amount of $2,500,000 (2004 - $3,300,000) in connection with the licensing arrangement described in note 17. At June 30, 2005, letters of credit amounting to U.S. $1,958,426 (2004 - U.S. $1484,850) were issued under this credit facility.

9. CAPITAL STOCK

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at July 1, 2003,	53,830,313	33,886,986
Balance as at June 30, 2004	53,830,313	33,886,986
Exercise of options (a)	2,200,000	572,750
Balance at June 30, 2005	56,030,313	34,459,736

(iii) Contributed surplus:

	2005 $	June-30 March 2005 $
Balance, beginning of period	254,460	145,200
Additions during the period – options (b) (c)	24,750	109,260
Balance, end of period	279,210	254,460

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from September 18, 2005 to September 19, 2006, with exercise prices ranging from $1.04 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance June 30, 2003	2,200,000	0.26
Granted (b) (c) (d)	(550,000)	1.43
Balance, June 30, 2004	2,750,000	0.49
Granted (c)	300,000	2.000
Expired (d)	(181,935)	1.04
Exercised (a)	(2,200,000)	0.260
Balance, June 30, 2005	668,065	1.79

The following table summarizes information about the common share stock options outstanding at June30, 2005

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.04	118,065	1.22	100,000
1.50	50,000	0.22	50,000
2.00	200,000	0.22	200,000
2.00	300,000	1.21	150,000
1.04 to 2.00	668,065	0.72	500,000

The weighted average price of options exercisable at June 30, 2005 is $1.76.

The following table summarizes information about the common share stock options granted during the period July 2004 to June 2005:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Exceeds market price at grant date	300,000	2.00	0.66

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	June 30 2005	March 31 2005
Risk free interest rate	2.45% to 2.55%	2.55%
Expected dividend yield	0%	0%
Expected volatility	69.4% to 75.3%	69.4% to 75.3%
Expected time until exercise, in years	0.25 to 1.25	0.5 to 1.5

Compensation for stock options granted to service providers (b) and (d) and an employee (c) during the period amounted to $24,750 (2004 - $15,750) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share expiring on December 21, 2004. All these options were exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen months anniversaries of the date of grant. These options were expiring on November 13, 2004. All these options were exercised in the fiscal year ended March 31, 2005.

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. None of these options were exercised till June 30, 2005.

(c) Stock options to employees:

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. None of these options were exercised till June 30, 2005

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. None of these options were exercised by till June 30, 2005

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant. 75,000 of these options were vested by December 31, 2004.None of these options were exercised till June 30, 2005.

10. SEGMENTED INFORMATION

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended June 30	
	2005	2004
	$	$
V-Chip licensing and decoder	478.278	786,503
Converters and transmitters	180.588	142,661
Idleaire equipment	-	538,012
Cable equipment	1.240.342	834,444
Other	178.521	69,982
	2,077.729	2,371,602

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended June 30	
	2005	2004
	$	$
Canada	974,404	484,402
United States	367,018	1,041,906
Japan	450,000	750,000
West Indies	27,607	17601
Middle East	78,377	-
Others	180,323	77,693
	2,077,729	2,371,602

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

The Company derived more than 10% of its total revenue from two customers in quarter ended June 30, 2005 of approximately $440,000 and $450,000 respectively (2004 - two customers of approximately $540,000 and $750,000, respectively)

11. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists of the following:

	For three months ended June 30	
	2005	2004
	$	$
Research and development costs incurred during the period	88,774	83,158
Amortization of deferred development costs (note 5)	96,780	138,420
Total research and development expense	185,554	221,578

12. GOVERNMENT ASSISTANCE

The Company received government grants in previous years, repayments for which commenced in fiscal 2005 at a specified percentage of revenue. The principal repayments for the next year are based on estimated projected sales for fiscal 2006, which have been estimated as $187,533 and reflected as a current liability on the consolidated balance sheet. The grants are interest free (unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

	June 30 2005 $	March 31 2005 $
Mortgage payable on land and building (note 6), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,078,467	1,109,540
Less current portion	(126,366)	(124,722)
	952,101	984,818

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

2006	126,366
2007	133,000
2008	140,000
2009	148,000
2010	531,101
	1,078,467

Mortgage interest expense recorded in the consolidated statements of income and deficit is $9,145 (2003 -$11,489).

14. RELATED PARTY TRANSACTIONS

(a) During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199(2003 - $19,214) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(b) During three months ended June 30, 2005 the Company paid one of its directors $22,500 (2003 – $15,000) for technical consulting services.

15. INCOME TAXES

As at June 30, 2005, the Company has federal non-capital loss carry forwards of approximately $6.0 million and provincial non-capital loss carry forwards of approximately $5.1 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2006	4,321,000	3,414,000
2007	445,000	445,000
2008	379,000	379,000
2009	158,000	158,000
2010	290,000	290,000
2011	293,000	293,000
2012	138,000	138,000
	6,024,000	5,117,000

At June 30, 2005 the Company also has undeducted scientific research and experimental development expenses of approximately $2.9 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June-30 2005 $	Three months ended June-30 2004 $
Cash paid for mortgage and other interest expense	9,145	11,536
Cash received from interest income	43,772	26,571
Cash paid for income taxes	89,376	114,990

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at June 30, 2005 amounts to $1,958,000 (2004 - $1,485,000) and is collateralized by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of U.S. $237,440.

18. NET (LOSS) INCOME PER COMMON SHARE:

	Three months June 2005 $	Three months June 2004 $
Net(Loss)/income for the quarter – basic and diluted	(95,855)	295,245
Weighted average number of common shares outstanding during the year -basic	56,030,313	53,830,313
-diluted	56,030,313	55,850,214
Net (loss) income per share – basic and diluted	(0.002)	0.005

19. FINANCIAL INSTRUMENTS

(i) Fair values

The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at June 30, 2005, accounts receivable from five significant customers accounted for 62.2% (2004 - three customers - 59.9%) of the accounts receivable year end balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2005 and 2004 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

At June 30, 2005, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.